UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 23, 2022, Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake Lithium” or the “Company”) issued a press release announcing that it received a letter from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605. The receipt of the letter has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “LITM”. The Company is working with the relevant authorities to remedy this issue and is conducting a search for a new director who meets the requirements of Nasdaq and is available for appointment to the Company’s board of directors and audit committee within the cure period. A copy of that press release is attached as Exhibit 99.1 hereto.

On the same day, Snow Lake Lithium issued a press release announcing that it has signed a non-binding Memorandum of Understanding with LG Energy Solution as a next step towards building the domestic supply chain for the North American electric vehicle market. A copy of that press release is attached as Exhibit 99.2 hereto.

Exhibit No.	Description
99.1	Press Release titled “Snow Lake Lithium Receives Nasdaq Notification of Noncompliance with Audit Committee Requirements” dated September 23, 2022
99.2	Press Release titled “Snow Lake Lithium and LG Energy Solution Collaborate to Establish Lithium Supply Chain in North America” dated September 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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